Exhibit 99.1

Legend Biotech to Participate in the 19th Annual Morgan Stanley Global Healthcare Conference

SOMERSET, N.J.--(BUSINESS WIRE)--August 30, 2021--Legend Biotech Corporation (NASDAQ: LEGN), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, will participate in the 19th Annual Morgan Stanley Virtual Global Healthcare Conference on Friday, September 10. Ying Huang, Chief Executive Officer and Chief Financial Officer, will represent the Company in a session scheduled at 8:45 a.m. (Eastern Time).

The webcast will be available to investors and other interested parties by accessing the Legend Biotech website at https://investors.legendbiotech.com.

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 900 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture best-in-class cell therapies for patients in need. We are engaged in a strategic collaboration to develop and commercialize our lead product candidate, cilta-cel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

Contacts

Investor Contacts:
Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech
jessie.yeung@legendbiotech.com or investor@legendbiotech.com

Crystal Chen, Manager of Investor Relations and Corporate Communications, Legend Biotech
crystal.chen@legendbiotech.com

Press Contact:
Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com or media@legendbiotech.com